United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2005
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release
Signature Page

PRESS RELEASE
CVRD sucessfully completes take-over bid for Canico
Rio de Janeiro, December 9, 2005 — Companhia Vale do Rio Doce (CVRD) announces that its offer to acquire all of the issued and outstanding common shares of Canico Resource Corp. (Canico) (TSX:CNI.TO) expired at 8:00 p.m. (Toronto time) on December 8, 2005. Between 8:00 p.m. (Toronto time) on November 28, 2005 and the expiry time of the offer, CVRD took up an additional 2,748,366 common shares of Canico, including shares deposited by guaranteed delivery, for CAD$20.80 in cash per Canico share which when aggregated with the Canico shares previously acquired by CVRD under the take-over bid, represents 99.2% of the Canico common shares outstanding on a fully-diluted basis.
Payment for such Canico common shares is expected to be made on or prior to December 12, 2005, and will represent a disbursement by CVRD of approximately CAD$57 million.
CVRD intends, as soon as permitted, to acquire the remaining Canico common shares by means of a statutory compulsory acquisition under Section 300 of the British Columbia Business Corporation Act at the same price as the offer price, and to de-list the shares.
Canico owns the Onça Puma nickel laterite project, a ferro-nickel deposit located in the Brazilian state of Pará. According to the feasibility studies, the plant will have a nominal capacity to produce 57,000 tons of nickel per year and its development will demand investments of US$1.1 billion. Production start up of the first module is scheduled for 2008.
CVRD will review the Canico Onça Puma nickel laterite project in order to maximize the synergies with its current and future operations, and, therefore the return to CVRD’s shareholders.
The acquisition of Canico and the Onça Puma project is an important step taken by CVRD to become one of the global leading players in the non-ferrous metals business in the future. At the same time, it is consistent with Company’s strategic goal of a continuous shareholder value creation.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 9, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations